VistaGen Therapeutics, Inc.

384 Oyster Point Blvd., No. 8

South San Francisco, CA  94080

(650) 244-9990

January 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C.  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:

VistaGen Therapeutics, Inc.

Form 8-K

Filed May 16, 2011, as amended on June 8, 2011, August 12, 2011 and December 20, 2011

File No. 000-54014

Dear Mr. Riedler,

We thank you for your additional comment letter dated January 4, 2012 (“Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”).  The following is in response to the Comment Letter.  The Staff’s comment set forth in its Comment Letter is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s response immediately follows the comment.

Form 8-K/A filed August 12, 2011

Comparison of Years ended March 31, 2011 and 2010

Research and Development Expenses, page 5

1.

We acknowledge in your response to comment two that you do not track research and development costs by project until a drug rescue candidate has been identified.  Please confirm that you will clarify in future filings why costs are not tracked by project and provide a reconciliation to the financial statements to the total research and development costs for the allocated and unallocated costs.  To the extent that the unallocated portion is significant to total research and development costs, please confirm that you will further provide as much quantitative and qualitative information as possible on another basis instead.   Alternative presentations could show a breakdown of internal vs. external cost incurred and could detail these costs further by some other category.  For example, including the costs incurred for preclinical, clinical and non-clinical trials would be informative.  Further breakdown by therapeutic class may also be useful.  Please note that the comment only presents a suggested format that is intended to allow investors to better understand the composition of these expenses.  If you do not feel this proposed format is applicable to your business, then please provide similar disclosure in another format that will allow an investor the desired insights into your research and development costs.

Response:  In future filings, the Company will clarify why research and development costs are not tracked by project, will provide a recap of allocated research and development costs by project, as well as a recap and comparison of unallocated costs reconciled to total research and development costs in the financial statements. As appropriate, the Company will provide additional quantitative and qualitative information regarding research and development expenses with the intent of providing investors the desired insights into such costs, each as suggested by the Staff.

*****

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or would like to discuss the responses, please contact the undersigned at (650) 244-9990, Ext. 224.

Sincerely,

VistaGen Therapeutics, Inc.

By: /s/ Shawn K. Singh

      Shawn K. Singh, J.D.

      Chief Executive Officer

cc:

Daniel W. Rumsey

Managing Partner

Disclosure Law Group, LLP